UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAMCO FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

132618109

(CUSIP Number)

James E. Huston

5533 Stillwater Avenue

Westerville, Ohio 43082

(740) 435-2027

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132618109

(1)	Name of Reporting Person James E. Huston
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) N/A
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,058,351
	(8)	Shared Voting Power 209,695
	(9)	Sole Dispositive Power 1,058,351
	(10)	Shared Dispositive Power 209,695
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,046
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A
(13)	Percent of Class Represented by Amount in Row 11 8.6%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D filed by James E. Huston with the Securities and Exchange Commission on November 16, 2012 (the “Schedule 13D”), and is being filed by Mr. Huston with respect to the common stock, par value $1.00 per share (the “Common Stock”) of Camco Financial Corporation, a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source And Amount Of Funds Or Other Consideration

Item 3 is hereby amended to add the following:

Item 5(c) below is hereby incorporated by reference.

Item 5.	Interest In Securities of The Issuer

Item 5(a) is hereby amended and restated to read as follows:

(a)	The Issuer had a total of 14,167,698 shares of Common Stock issued and outstanding as of November 6, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. Following the Issuer’s grant of shares on November 11, 2013 to certain executive officers, including Mr. Huston, pursuant to incentive awards and Mr. Huston’s exercise of stock options on November 14, 2013, the Issuer had a total of 14,392,316 shares of Common Stock issued and outstanding. Including 277,784 warrants to purchase shares of Common Stock that are immediately exercisable and 75,000 stock options to purchase shares of Common Stock that are exercisable now or within the next 60 days, Mr. Huston may be deemed to beneficially own an aggregate of 1,268,046, or 8.6%, of the total outstanding shares of Common Stock of the Issuer.

Item 5(b) is hereby amended and restated to read as follows:

(b)	The shares of Common Stock, the warrants immediately exercisable to purchase shares of Common Stock, and the stock options to purchase shares of Common Stock that are exercisable now or within the next 60 days are held by Mr. Huston as follows:

Type of Ownership	Shares	Warrants	Stock Options	Total
Held individually:	529,758	118,864	75,000	723,622
Held in 401(k) account:	222,910	102,723	—	325,633
Held jointly with spouse:	155,130	52,565	—	207,695
Held in minor child’s account:	1,400	600	—	2,000
Held in trust:	6,064	3,032	—	9,096

TOTALS:	915,262	277,784	75,000	1,268,046

For the shares held individually, in the 401(k) account, and in the trust held for his benefit and the benefit of his children, of which Mr. Huston is trustee, Mr. Huston has sole voting and dispositive power. For the shares held jointly with Mr. Huston’s spouse and in his minor child’s account, Mr. Huston has shared voting and dispositive power.

Item 5(c) is hereby amended and restated to read as follows:

(c)	On November 11, 2013, Mr. Huston was awarded 54,518 shares of Common Stock, of which 17,910 shares were immediately forfeited to the Issuer at a price of $6.21 per share to satisfy the tax liability for the award. On November 14, 2013, Mr. Huston used personal funds to exercise stock options for 187,053 shares of Common Stock, of which 55,421 were exercised at $2.15 per share and 131,632 were exercised at $2.51 per share, and immediately sold the shares on the open market through a series of broker’s transactions at a weighted average price of $6.2166 per share.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2013	By:	/s/ James E. Huston
James E. Huston